EXHIBIT B

PAINEWEBBER R&D PARTNERS III, L.P.                            1997 ANNUAL REPORT
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LETTER TO LIMITED PARTNERS

To Our Limited Partners:

PaineWebber R&D Partners III, L.P. (the "Partnership" or "R&D III") continued to receive reports of significant developments from a number of sponsor companies during 1997, including Alkermes, Inc. ("Alkermes"), Gensia Sicor, Inc. ("Gensia"), Cephalon, Inc. ("Cephalon") and certain other companies in which R&D III has equity investments. In addition, R&D III made cash distributions totaling $5,500 per $10,000 investment in the Partnership during the year.

R&D III was formed in 1991 and invested in a portfolio of seven product development programs as well as four equity investments. The objective of each investment is to obtain attractive returns for investors by accelerating the development and commercialization of new products. In addition to cash distributions derived from revenues of product sales in each product development program, investors may benefit by the growth of the companies through the issuance of warrants to purchase the companies' common stock. In each program, the management team of PaineWebber Development Corporation has worked closely with the sponsor companies to monitor the progress of each product development program.

In addition to the product development programs in which the Partnership invested, R&D III made four equity investments in privately-held companies, of which three are active. R&D III invested $3.5 million in Biocompatibles International plc ("Biocompatibles"), a U.K.-based development stage company engaged in the research, development and commercialization of coatings which reduce compatibility problems with certain medical devices. Biocompatibles completed its initial public offering on the London Stock Exchange in 1995. Through December 31, 1997, the Partnership distributed approximately $36.8 million from sales of 2.685 million shares of Biocompatibles common stock and continues to hold 815,000 shares.

R&D III invested $3.5 million in Series E Convertible Preferred Stock of GenPharm International, Inc. ("GenPharm"). In 1995, GenPharm completed a restructuring by spinning-off its European subsidiary, Pharming BV, to its shareholders. R&D III currently owns 14,395 shares of Pharming BV Class A stock. In May 1997, GenPharm signed a definitive merger agreement with Medarex, Inc. ("Medarex") by which GenPharm shareholders would receive up to $65 million in Medarex common stock. Upon the closing of the transaction in October 1997, the Partnership received 281,708 shares and expects to receive additional Medarex shares in late 1998 subject to the receipt of certain fees and payments relating principally to the litigation brought against GenPharm by Cell Genesys, Inc. and certain other matters.

R&D III invested $6 million, including a $1 million equity investment, in a product development program using PharmaGenics Inc.'s ("PGI") proprietary combinatorial chemistry procedure ("COMPILE") to discover novel therapeutics. In February 1997, PGI signed a definitive agreement to be acquired by Genzyme Corporation ("Genzyme") in a transaction valued at $28 million. The transaction was approved by shareholders of PGI and Genzyme and in June 1997, R&D III received 713,091 shares of Genzyme Molecular Oncology Inc. ("GMO"), a newly formed private subsidiary of Genzyme.

During 1997, several of the sponsor companies of the Partnership's active product development programs made significant announcements and attained certain milestones. Alkermes completed its fourth Phase II clinical trial for RMP-7 and the chemotherapeutic agent carboplatin in patients with recurrent, malignant brain tumors and has commenced designing its Phase III study.

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Alkermes also announced the signing of a joint development and commercialization agreement with Alza Corp. valued at up to $60 million.

Earlier in the year, the U.S. Food and Drug Administration's ("FDA") Peripheral and Central Nervous System Drug Advisory Committee did not recommend approval of Cephalon's New Drug Application for its product Myotrophin(TM) used in the treatment of amyotrophic lateral sclerosis ("ALS" or "Lou Gehrig's disease"). Cephalon is awaiting the final recommendation of the FDA, due before May 11, 1998.

Finally, in September, Gensia received marketing clearance from the FDA for the GenESA(R) System which triggered a "milestone payment" of approximately 20% of the aggregate capital contributions of limited partners of Gensia Clinical Partners, L.P. in Gensia common stock. R&D III received 137,772 shares of Gensia common stock. The Partnership intends to sell the common shares and distribute cash at a future date. In October, Gensia commenced selling the GenESA System in the U.S. market.

During 1997, R&D III made cash distributions to its limited partners totaling $5,500 per $10,000 investment in the Partnership. The source of the distributions was the sale of 1.285 million shares of Biocompatibles common stock for proceeds of approximately $28 million. Total cash distributions since the inception of the Partnership through December 31, 1997 are $11,430 per $10,000 investment. The Partnership intends to continue to liquidate the security positions it holds subject to market conditions and distribute the proceeds to its limited partners.

In addition to potential returns from product development programs and equity investments, R&D III has made three distributions of warrants, allowing investors to purchase the common stock of certain sponsor companies at predetermined prices. In October 1995, investors received a warrant to purchase 40 shares of Alkermes common stock per $10,000 investment in R&D III. The Alkermes warrant is exercisable at a price of $5.00 per share through March 31, 2000. In January 1994, investors received a warrant to purchase 100 shares of Cephalon common stock per $10,000 investment in R&D III. The Cephalon warrant was exercisable at a price of $11.32 per share through August 31, 1997 and is exercisable at a price of $13.82 per share from September 1, 1997 through August 31, 1999. In August 1993, investors received a warrant to purchase 60 shares of Gensia common stock per $10,000 in R&D III. The Gensia warrant was exercisable at a price of $17.47 per share through July 1996 and is currently exercisable at $19.47 per share through July 1998. The value of all of the distributed warrants has ranged from $980 based on the respective dates of distribution to $4,860 at peak per $10,000 investment in R&D III.

Included in the Product Portfolio Status and Equity Investment sections are more detailed discussions on the companies, status of the product development programs and specific information concerning the securities associated with each investment. Please refer to prior annual reports for information pertaining to the Partnership's terminated or concluded investments with Athena Neurosciences, Inc. and GelTex Pharmaceuticals, Inc.

Thank you for your continued interest in R&D III.

Sincerely,

Robin Stanley
Vice President
PaineWebber Development Corporation

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                            PRODUCT PORTFOLIO STATUS

ALKERMES, INC.

COMPANY

Alkermes, Inc. ("Alkermes") is developing innovative products based on sophisticated drug delivery techniques for the treatment of central nervous system disorders and for enhancing the effectiveness of existing biopharmaceutical products. Alkermes' lead products are ProLease(R), Medisorb(R) and RMP-7(TM) which focus on two drug delivery opportunities: (i) controlled, sustained release of injectable drugs lasting several days to several weeks; and
(ii) the delivery of drugs into the brain past the blood-brain barrier.

PROGRAM

R&D III committed $6.0 million to Alkermes Clinical Partners, L.P., a $46.0 million limited partnership, formed to fund the development and human clinical trials of receptor mediated permeabilizers ("RMPs"). Since June 30, 1996, the research and development revenue from the partnership ended and Alkermes has been using, and intends to continue to use, its own resources to continue to develop RMP-7. During the year, Alkermes entered into a development and commercialization agreement with Alza Corporation to accelerate and expand the development of RMP-7. The agreement provides for Alkermes to receive up to $60 million, including a $10 million initial payment, over the course of the agreement based upon attainment of certain milestones. The agreement further provides that Alkermes will retain manufacturing responsibility and Alza will have the option to acquire exclusive worldwide commercialization rights to RMP-7. Alkermes has completed four Phase II clinical trials of RMP-7 and carboplatin in patients with recurrent malignant brain tumors. The company is currently designing its Phase III clinical study.

WARRANT

R&D III distributed the Alkermes warrant to the limited partners in October 1995. Investors received a warrant to purchase 40 shares of Alkermes common stock per $10,000 investment in R&D III with an exercise price of $5.00 per share through March 31, 2000. Based on the closing price of $6.50 per share on the date of distribution, a warrant to purchase 40 shares of Alkermes common stock had a value of approximately $60 per $10,000 unit. The available gain from the distributed Alkermes warrant has ranged from $60 at distribution to $985 per $10,000 investment in R&D III.

CAYENNE SOFTWARE, INC.

COMPANY

Cayenne Software, Inc. ("Cayenne") is a publicly traded company which supplies modeling, database design and development solutions for commercial and technical applications and database development. In July 1996, Cadre Technologies, Inc. ("Cadre") merged with Bachman Information Systems, Inc. to form Cayenne Software, Inc. (NNM: CAYN).

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PROGRAM

R&D III committed $1.5 million to Cadre's product development program which funded the development of software tools for database applications. R&D III does not expect any returns from this program.

WARRANT

In July 1996, Cadre warrants were converted into Cayenne warrants with the Partnership owning a warrant to purchase 35,512 Cayenne common shares at an exercise price of $25.91 per share through July, 1998. Warrants from this transaction have not been distributed to investors. The common stock of Cayenne closed at a price of $2.063 per share on December 31, 1997.


CEPHALON, INC.

COMPANY

Cephalon, Inc. ("Cephalon") discovers and develops pharmaceutical products for the treatment of neurological disorders. The company focuses primarily on neurodegenerative diseases, which are characterized by the death of neurons, the specialized conducting cells of the nervous system. Cephalon's product development programs are directed toward promoting neuronal survival using neurotrophic factors and various classes of small molecules.

PROGRAM

R&D III committed $6.0 million to Cephalon Clinical Partners, L.P., a $45 million limited partnership formed to fund the development and human clinical trials of Myotrophin(TM) for use in the treatment of amyotrophic lateral sclerosis ("ALS" or "Lou Gehrig's disease") and certain peripheral neuropathies. ALS is a fatal disorder of the nervous system characterized by the chronic, progressive degeneration of motor neurons. Peripheral neuropathies refer to a family of disorders of the peripheral nervous system characterized by a degeneration of peripheral motor and sensory nerves. Myotrophin is a recombiant form of an insulin-like growth factor, a naturally occurring neurotrophic factor which is believed to participate in the nervous system's normal attempt to recover from injury.

Earlier this year, the FDA's Peripheral and Central Nervous System Drugs Advisory Committee ("the Panel") ruled that a Phase III study of Myotrophin showed no significant evidence that the drug was effective. The Panel, citing insufficient evidence on the matter of efficacy, voted to reject Cephalon's New Drug Application ("NDA") based on the findings of two studies, the first conducted in North America and the second in Europe. Cephalon has since withdrawn and resubmitted the NDA after being informed by the Federal Drug Administration that the Myotrophin NDA requires more in-depth analysis by the agency before a final decision on the NDA can be made. The company anticipates the FDA will reschedule the company's NDA for Myotrophin with a decision being reached by May 11, 1998.

Also earlier in the year, Cephalon announced a joint development agreement with Chiron Corporation for Myotrophin covering the North American and European markets. In May, Cephalon and Chiron announced that they had filed a joint Marketing Authorization Application for clearance to market Myotrophin in Europe for the treatment of ALS. Currently, Myotrophin has been approved to be used only as a Treatment Investigational New Drug ("IND") in which patients can obtain the drug on a compassionate-use basis.
Cephalon has indicated that it will be

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exploring the use of Myotrophin in treating post-polio syndrome, demo-neuropathy, multiple sclerosis, diabetic neuropathy and certain other neuromuscular disorders.

WARRANT

R&D III distributed the Cephalon warrant to limited partners in January 1994. Investors received a warrant to purchase 100 shares of Cephalon common stock (per $10,000 investment in R&D III) with an exercise price of $11.32 per share through August 1997 and $13.82 per share from September 1997 through August 1999. Based on the closing price of $17.50 per share on the date of distribution and the initial exercise price of $11.32 per share, a warrant to purchase 100 shares of Cephalon common stock had a value of approximately $618 per $10,000 unit. The available gain from the distributed Cephalon warrant has ranged from $618 at distribution to $3,018 per $10,000 investment in R&D III.


GENSIA SICOR, INC.

COMPANY

Gensia Sicor, Inc. ("Gensia") is a vertically integrated pharmaceutical company which focuses on the production of specialty bulk drug substances by synthesis or fermentation, and the development, manufacturing and marketing of injectable pharmaceuticals. The company has focused its product development efforts on the worldwide oncology and injectable pharmaceutical markets.

During 1997, Gensia completed the sale of a majority interest in Gensia Automedics, Inc. ("Gensia Automedics") to a private investor group led by Galen Associates. As part of its corporate restructuring, Gensia had earlier transferred its medical device assets, including the GenESA(R) System, to the newly established subsidiary, Gensia Automedics. Also, Gensia created Metabasis Therapeutics, Inc. ("Metabasis"), as a majority owned subsidiary, through which its research efforts will be directed at discovering and developing small molecule pharmaceuticals that are intended to target the treatment of pain, diabetes (Type II) , inflammation and cardiovascular disease.

PROGRAM

R&D III committed $4.0 million to Gensia Clinical Partners, L.P. ("GCP"), a $26.2 million limited partnership formed to fund the development and human clinical trials of the GenESA System, a product designed to enhance the diagnosis of cardiovascular disease. The GenESA System combines a drug, arbutamine, and a computer-controlled drug administration system designed to pharmacologically stress the heart. It is expected that this system will aid in the diagnosis of patients who are suspected of having cardiovascular disease but who are unable to undergo a traditional stress test due to an inability to exercise adequately. Arbutamine is a drug developed to stimulate the heart pharmacologically and thereby elicit certain cardiovascular responses similar to those caused by exercise.

In September 1997, Gensia announced that it had received marketing clearance from the FDA for the GenESA System for use in the diagnosis of coronary artery disease in conjunction with radio-nuclide myocardial perfusion imaging and echocardiography for patients who are unable to exercise adequately. Gensia Automedics commenced U.S. marketing of the GenESA System in October, 1997. The FDA approval of the GenESA System for marketing clearance triggered the "milestone payment" to GCP, including R&D III. The "milestone payment"

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was paid in Gensia common stock representing 20% of the initial capital contributions. In October 1997, R&D III received 137,772 shares of Gensia common stock, valued at $936,850 on the date of distribution.

WARRANT

R&D III distributed the Gensia warrant in August 1993. Investors received a warrant to purchase 60 shares of Gensia common stock per $10,000 investment in R&D III with an exercise price of $17.47 per share, which expired July 1996 and $19.47 per share from August 1996 through July 1998. Based on the closing price of $22.50 on the date of distribution and the initial exercise price of $17.47 per share, a warrant to purchase 60 shares of Gensia common stock had a value of approximately $302 per $10,000 unit. The available gain from the distributed Gensia warrant has ranged from $302 at distribution to $857 per $10,000 investment in R&D III.


REPLIGEN CORPORATION

COMPANY

Repligen Corporation ("Repligen") redirected its focus under new management in 1996 from the clinical development of biological products to the development of enabling technology for the discovery of new drugs. The company's technology is designed to increase the efficiency of the process by which new drug candidates are identified. In 1996, Repligen announced to limited partners of Repligen Clinical Partners, L.P. ("RCP"), including the Partnership, that the company had terminated the research funding program with recombinant Platelet Factor-4 ("rPF4"), the product being developed with funding from RCP. Repligen announced in April 1996 that rPF4 had been evaluated in several clinical trials and showed an excellent safety profile and potentially useful clinical activity.

PROGRAM

R&D III committed $6.0 million to RCP, a $45.0 million limited partnership formed to fund the further clinical development of rPF4. rPF4 was being developed to reverse the effects of heparin, a drug commonly used in patients undergoing heart surgery and in other situations to prevent the formation of blood clots. rPF4 may also retard the growth of solid tumors by inhibiting the formation of new blood vessels necessary for tumors to grow.

Since the RCP funds have been depleted, Repligen has returned the rights to rPF4 to RCP in exchange for the termination of the research program. The Board of Directors of the general partner of RCP is continuing to explore various alternatives to maximize the value of the rPF4 technology to limited partners of RCP.

WARRANTS

R&D III holds a warrant to purchase 385,700 shares of Repligen common stock, of which 133,000 shares are exercisable at $2.50 per share and 252,700 are exercisable at $3.50 per share. The warrant is exercisable through March 31, 2001. As of December 31, 1997, the closing price of Repligen common stock was $0.781.

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                               EQUITY INVESTMENTS


BIOCOMPATIBLES INTERNATIONAL PLC

Biocompatibles International plc ("Biocompatibles") is a U.K.-based, development stage company engaged in the research, development and commercialization of coatings and new materials which reduce compatibility problems associated with certain medical devices including stents, catheters and coatings of certain eye-care products. The company has indicated that it is seeking to form strategic partnerships with one or two companies to provide the basis for the commercialization of its products and technologies globally. Discussions with Johnson & Johnson broke off earlier in the year regarding its stent products. The company indicated that it was in discussions with a small group of companies regarding partnering agreements, primarily covering the cardiovascular products.

R&D III invested $3.5 million in Biocompatibles convertible preferred stock in 1993 at a cost of $10.00 per share. The stock converted into ordinary shares after the completion of the company's initial public offering on the London Stock Exchange in April 1995 at a price of $2.67 per share. Simultaneously with the company's initial public offering, the preferred stock held by R&D III converted to common shares and split 10-for-1.

During 1997, R&D III sold 1,285,000 shares of Biocompatibles for proceeds of $28,017,867. Cash distributions were made in May and August 1997 aggregating $5,500 per $10,000 investment in the Partnership. The Partnership continues to hold 815,000 shares of Biocompatibles. As of December 31, 1997, the closing price of Biocompatibles shares was approximately $8.124 per share.*


GENZYME MOLECULAR ONCOLOGY

R&D III funded $5.0 million to a product development program utilizing Pharmagenics Inc.'s ("PGI") proprietary combinatorial chemistry procedure (COMPILE) to discover novel therapeutics and made an equity investment in the amount of $1.0 million for 480,242 shares of PGI Series C Convertible Preferred stock.

Early in 1997, PGI announced the signing of a definitive agreement to be acquired by Genzyme Corporation ("Genzyme"). In June, shareholders of Genzyme and PGI voted to approve the acquisition which was valued at approximately $28 million. The acquisition closed in June, with PGI shareholders receiving approximately four million shares, or approximately forty percent of the initial equity in the new division of a new Genzyme tracking stock, Genzyme Molecular Oncology ("GMO"). GMO, a private company with its own common stock, develops molecular approaches to cancer diagnosis and therapy through genomics, gene therapy and a small-molecule combinatorial chemistry drug discovery program.

In June, R&D III's PGI shares were converted into 713,091 restricted common shares of GMO, 127,264 shares attributable to its equity investment and 585,827 shares attributable to the "buyout" of the development program. It is anticipated that PGI shareholders, including R&D III, will receive their GMO common shares within six to nine months following the completion of an initial public offering of GMO.



* As of March 23, 1998, the closing price of Biocompatibles shares was approximately $2.69 per share.

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MEDAREX, INC.

R&D III purchased $3.5 million of GenPharm International Inc. ("GenPharm") Series E Convertible Preferred Stock. In 1995, GenPharm completed a restructuring of the company resulting in the spin off of its European subsidiary, Pharming BV. As a part of the company's restructuring, R&D III received 14,395 shares of Pharming BV Class A stock. Pharming BV, a private company, is principally engaged in the development of proprietary technology for the production of human health care proteins in the mammary glands of transgenic animals.

In May, GenPharm announced the signing of a definitive merger agreement with Medarex, Inc. ("Medarex") by which holders of GenPharm stock would receive up to $65 million in Medarex common stock. The shareholders of GenPharm, including R&D III, and Medarex approved the merger agreement and the transaction closed in October. R&D received 281,708 shares of Medarex common stock, which are the subject of a lock-up agreement which extends through December 31, 1998. As provided for in the merger agreement, GenPharm shareholders expect to receive additional Medarex shares in late 1998 subject to the receipt of certain fees and payments due from third parties in connection with the litigation brought against GenPharm by Cell Genesys, Inc. and other matters.

Medarex is a biopharmaceutical company developing antibody-based therapeutics. The company employs several core technologies including bispecific antibodies which enhance and direct the body's own immune system to fight disease, the HuMAb-Mouse antibody development system for the creation of high affinity human antibodies, and immunotoxin technology. Medarex has five products in clinical development including the anti-cancer Bispecifics MDX-210 and MDX-447, MDX-33 for autoimmune diseases, MDX-RA for the prevention of secondary cataracts, and MDX-22 for acute myeloid leukemia.